

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

Andrew Rusie
Chief Financial Officer
Whole Earth Brands, Inc.
125 South Wacker Drive, Suite 3150
Chicago, IL 60606

> **Re: Whole Earth Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 24, 2020**
> **File No. 333-240089**

Dear Mr. Rusie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:   Christopher P. Giordano, Esq.